July 13, 2009
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Sybase Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on February 27, 2009

Form 10-Q for the Quarter Ended March 31, 2009
Filed on May 8, 2009
File No. 001-16493
Dear Ms. Collins:
This responds to your letter dated April 29, 2009 regarding certain items in the above-referenced documents filed by Sybase Inc. (the “Company”) with the Securities and Exchange Commission (the “Staff”). For ease of reference, the undersigned has set forth each of your comments in full preceding the Company’s responses.
Form 10-K Filed on April 29, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity & Capital Resources, page 50
1.	We note your response to our prior comment 2 where you indicate that the primary legal restrictions for repatriation of your foreign subsidiaries funds is based on the subsidiary’s equity as reported under that country’s statutory financial reporting rules. We further note from your disclosures on page 51 that at December 31, 2008 approximately 40% ($245 million) of the Company’s cash was held outside the U.S. of which approximately $50 million is considered permanently reinvested. Tell us the amount of the remaining $195 million of cash held outside of the U.S. that cannot be repatriated due to foreign governmental and regulatory controls, local country operating needs or dividend restrictions based on your foreign subsidiaries’ statutory financial reporting rules. If this amount differs from the $3 million as stated in your response, then please explain further why the Company estimates the legal restrictions based on the amount by which the foreign subsidiary’s US GAAP equity exceeds the equity as reported under statutory reporting rules.
The Company confirms that, for its foreign subsidiaries with material cash in excess of their working capital needs, the primary legal restrictions on repatriation on such cash are limitations based on such subsidiaries’ equity as reported under such entities’ local statutory financial reporting rules. These legal restrictions are based on local corporate law which generally limits distributions to the amount of equity as reported under that country’s financial reporting rules. The Company confirms that as of December 31, 2008 this legal restriction approximated $3 million.
The remaining $192 million of cash ($195 million less $3 million legally restricted) was considered for repatriation based on factors disclosed on page 51 of the Company’s Annual Report on Form 10-K — “local country operating needs” and “any additional U.S. or foreign taxes when repatriated.” None of these factors is a legal restriction; rather they are based on the operating cash requirements of the foreign subsidiary and any potential tax cost of a repatriation. The amount of cash needed for local country operating needs was approximately $15 million. The remaining amount was freely available for repatriation.
Note One: Summary of Significant Accounting Policies, Net Income per Share, page 73
2.	We note your response to our prior comment 6 where you indicate that the errors in the Company’s earnings per share calculations are not material and therefore, you have concluded that it is not necessary to revise your previous filings. Please provide your SAB 99 materiality analysis and tell us how you considered both the quantitative and qualitative factors of such guidance in concluding that these errors were not material. Please ensure your response addresses the qualitative factors outlined in SAB 99 and any other relevant qualitative factors.
The Financial Accounting Standards Board (FASB) states the essence of the concept of materiality in Statement of Financial Accounting Concepts No. 2 as follows:
The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.
The Company evaluated the guidance provided by Staff Accounting Bulletin (SAB) 99 and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and considered the factual context in which a user of its financial statements would view the financial statements. The Company’s quantitative and qualitative analysis is as follows:
Quantitative Analysis
The Company quantified the Statement of Financial Accounting Standard (FAS) 128 FN 18 miscalculation impact as a percent of reported diluted EPS for all impacted periods as shown below. Note, for periods prior to 2008, the Company’s convertible subordinated debt had no dilutive impact on earnings per share.

	Six Months Ended June 30, 2008			Nine Months Ended September 30, 2008			Year Ended December 31, 2008
		Revised	Increase		Revised	Increase		Revised	Increase
	As Reported	Calculation	(Decrease)	As Reported	Calculation	(Decrease)	As Reported	Calculation	(Decrease)
Net Income	$56,545	$56,545	$—	$91,281	$91,281	$—	$138,571	$138,571	$—

Shares used in computing basic net income per share	84,680	84,680	—	82,868	82,868	—	82,060	82,060	—
Dilutive effect of stock options, restricted stock, and stock appreciation rights	2,247	2,247	—	2,361	2,361	—	2,395	2,395	—
Dilutive effect of convertible subordinated debt	4,050	2,500	(1,550)	4,743	3,248	(1,495)	—	2,436	2,436

Shares used in computing diluted net income per share	90,977	89,427	(1,550)	89,972	88,477	(1,495)	84,455	86,891	2,436

Basic net income per share	$0.67	$0.67	$—	$1.10	$1.10	$—	$1.69	$1.69	$—

Diluted net income per share	$0.62	$0.63	$0.01	$1.01	$1.03	$0.02	$1.64	$1.59	$(0.05)

As a % of reported EPS			1.6%			2.0%			(3.0%)

As shown above, the misstatement in the diluted EPS item was $0.01 per share, or 1.6% of EPS for the six months ended June 30, 2008; $0.02 per share, or 2.0% of EPS for the nine month period ended September 30, 2008 and ($0.05) per share, or (3.0%) of EPS for the year ended December 31, 2008.

Qualitative Analysis
In performing its qualitative analysis of the above results, the Company considered various factors including:
When the Company talks with investors and potential investors about their interests and questions, the Company’s message regarding its financial position and results are focused on the following areas:
•	Quarterly operating performance of the Company and its segments, including revenue growth/declines, operating margins and earnings.

•	Cash flow generated from operations by the Company.
It’s important to note:
•	The Company’s quarterly revenue growth, operating margins and cash flows are not affected by the corrections

•	Operating results for the Company’s segments were not affected.

•	The impact of the errors would not have had a material impact on how the Company performed compared to analyst expectations because:
•	research analysts that cover the Company do not estimate GAAP diluted EPS but instead, set expectations based on non-GAAP diluted EPS.

•	non-GAAP diluted EPS differs from GAAP diluted EPS in that it excludes the amortization of certain purchased intangibles, stock-based compensation, restructuring costs, charges related to the impairment of auction rate securities, and the tax effect of these and related items

•	such analysts estimate non-GAAP diluted EPS for individual quarters and the full year but not the six-month and nine-month year-to-date non-GAAP diluted EPS amounts; and

•	the consensus analyst expectation for 2008 non-GAAP diluted EPS was $2.03. Actual 2008 non-GAAP diluted EPS was $2.24 using reported fully diluted share count and $2.18 using the corrected fully diluted share count.
•	The performance of Company management is evaluated primarily on revenue growth, gross and operating margins and related improvements. The impact of the errors would have had no impact on how management was evaluated or compensated for 2008.

•	The adjustment to correct the FAS 128 FN 18 error:
•	arises from an item capable of precise measurement and could not be estimated to be larger than described above

•	would not result in a change of earnings or other trends

•	would not cause a failure to meet analysts’ consensus expectations

•	would not change income to a loss or a loss into income

•	has no meaningful impact on the Company’s reported segment results

•	would not affect compliance with any regulatory requirements, compliance with loan covenants or other contractual requirements
•	The errors do not conceal any unlawful act(s) or transaction(s).
The Company has also concluded that this error does not represent a violation of its obligation to keep books and records in reasonable detail that are accurate. Specifically, the Company has concluded:
•	Based on the analysis above, the errors are not material to the financial statements as a whole.

•	The errors were not intentional.

Form 10-Q for the Quarter Ended March 31, 2009
Note 1. Basis of Presentation, Page 1
3.	We note that on January 1, 2009, the Company adopted SFAS 157 as it relates to your nonfinancial assets and nonfinancial liabilities based on the scope of the deferral provide by FSP SFAS 157-2. Tell us how you considered disclosing the information required by paragraph 33(d) of SFAS 157 in your interim report as required by paragraph 39.
The Company adopted SFAS 157-2 effective January 1, 2009. Paragraph 33 of SFAS 157 requires disclosure for assets and liabilities measured at fair value on a nonrecurring basis during the period in which the fair value measurement is recorded. In conjunction with the adoption of SFAS 157-2 the Company evaluated its applicability and impact in the quarter ended March 31, 2009 to various account balances including, (a) property, equipment and improvements (b) capitalized software; (c) goodwill; (d) other purchased intangibles; (e) asset retirement obligations (ARO); and (f) accrued restructuring costs. With regards to items (a), (b), (c) and (d) the Company noted SFAS 157-2 disclosures would be applicable in periods in which there were indicators of an impairment or an impairment in carrying values was recognized. During the quarter ended March 31, 2009, there were no such indicators or impairments.
With regards to item (e) above, paragraph 3 of SFAS 143 requires that an entity recognize the fair value of an ARO liability in the period in which the obligation is incurred. Accordingly, the initial fair value of an ARO should be determined in accordance with SFAS 157 in the period in which an ARO is incurred. AROs are not, however, subsequently remeasured at fair value and, as result, would not be subject to the disclosure requirements of SFAS 157. At March 31, 2009, the Company had incurred AROs of $1.9 million in the aggregate; however, none of such AROs were incurred in the quarter ended March 31, 2009.
As described in paragraphs 13-15 of SFAS 143, an entity shall recognize the change in the value of an ARO liability resulting only from (i) the passage of time, (ii) downward revisions to undiscounted cash flow projections, and (iii) upward revisions to discounted incremental cash flows. These changes in value do not represent subsequent remeasurements of fair values. Downward revisions to cash flows do not take into account current market interest rates and credit spreads and, therefore, would not be deemed a fair value measurement. Upward revisions to cash flows discount only the incremental cash flows over initial projections at current rates, not all of the expected cash flows. As such, the revised carrying value of the AROs in this situation would not represent the fair value of the entire obligation at the measurement date.
With regards to item accrued restructuring costs set forth in (f) above, the Company’s restructuring accruals relate primarily to certain lease costs the Company is contractually required to pay on certain closed facilities, net of estimated associated sublease amounts. Paragraph 3 of SFAS 146 requires an entity initially recognize the fair value of such accruals in the period in which the liability is incurred. Accordingly, the initial fair value of these accruals should be determined in accordance with SFAS 157 in the period in which the liability is incurred. These accruals are not, however, subsequently remeasured at fair value, and as sa result, would not be subject to the disclosure requirements of SFAS 157. At March 31, 2009, such accruals totaled $5.3 million in the aggregate; however, none of such liabilities were incurred in the quarter ended March 31, 2009.
Paragraph 6 of SFAS 146 requires that in periods subsequent to initial measurement, changes to the liability shall be measured using the credit-adjusted risk-free rate that was used to measure the liability initially. As noted above this change in value does not take into account current market interest rates and credit spreads and, therefore, would not be deemed a fair value measurement.
4.	We note the Company has outstanding non-vested restricted stock grants which based on the terms of the Company’s 2003 Stock Plan (Exhibit 4.1 to the August 2007 Form S-8 filing) appear to contain dividend rights. Tell us what impact, if any, FSP EITF 03-6-1 had on the Company’s basic earnings per share calculations and specifically tell us how you considered dividend rights of such restricted stock in your conclusions.

The Company has outstanding non-vested restricted stock grants which contain certain dividend rights. Paragraph 7.7 of the Company’s Amended 2003 Stock Plan defines such rights as:
Dividends and Other Distributions. During the Period of Restriction, Participants holding Shares of Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares shall be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.
FSP EITF 03-6-1 (FSP) states:
6.	Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method.
The Company notes the FSP does not specifically address unvested share-based payment awards that contain nonforfeitable rights to cash dividends and forfeitable rights to stock dividends. For the three month periods ended March 31, 2008 and 2009 the Company excluded such shares from its calculations of basic EPS, as it did not initially consider such shares to be participating securities. After further consideration, the Company considers unvested share-based payment awards that contain non-forfeitable rights to cash dividends and forfeitable rights to stock dividends to be participating securities. The weighted average number of such unvested shares outstanding was 1.4 million and 1.3 million for the three month periods ended March 31, 2008 and 2009, respectively. If the Company had considered such shares to be participating securities in its basic EPS calculation, the basic EPS attributable to common shareholders would have decreased $0.0038 and $0.0057 for the three month periods ended March 31, 2008 and 2009, respectively. On a rounded or reported basis the March 31, 2008 basic EPS would have decreased by one cent per share to $0.24. The Company believes the decrease in basis EPS of $0.01 on a rounded up basis is not material, and a discussion of how the Company applies SAB 99 to its materiality analysis including both quantitative and qualitative factors of such guidance in concluding that the error is not material is provided in the Company’s response to Comment 2 above.
There would have been no such rounding or reporting difference related to the March 31, 2009 basic EPS amount.
In future filings the Company will include unvested share-based payment awards that contain nonforfeitable rights to cash dividends and forfeitable rights to stock dividends as participating securities in its basic EPS calculations.
* * *
In connection with its response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (925) 236-5000 if you have any questions regarding any of the Company’s responses.

Sincerely,
/s/ Jeffrey G. Ross
Jeffrey G. Ross
Senior Vice President and CFO Sybase, Inc.